Exhibit 99.1

Date: April 28, 2017	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: BATTLE MOUNTAIN GOLD INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	May 09, 2017
Record Date for Voting (if applicable) :	May 09, 2017
Beneficial Ownership Determination Date :	May 09, 2017
Meeting Date :	June 08, 2017
Meeting Location (if available) :	Dentons Canada LLP
20th Floor - 250 Howe Street
Vancouver, British Columbia
V6C 3R8 Canada
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	07159Y109	CA07159Y1097

Sincerely,

Computershare
Agent for BATTLE MOUNTAIN GOLD INC.